# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JOHN WILEY & SONS, INC., CIK 0000107140
CUSIP: 968223206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 River Street, Hoboken, New Jersey (NJ), 07030
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000905729-26-000040
Filed by CIK 0001562855

## Reporting persons
- Clarkston Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 385,000; shared voting power 556,351; sole dispositive power 385,000; shared dispositive power 557,556; aggregate amount beneficially owned 942,556 (2.21% of the class)
- Clarkston Companies, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 385,000; shared voting power 556,351; sole dispositive power 385,000; shared dispositive power 557,556; aggregate amount beneficially owned 942,556 (2.21% of the class)
- Jeffrey A. Hakala: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 385,000; shared voting power 556,351; sole dispositive power 385,000; shared dispositive power 557,556; aggregate amount beneficially owned 942,556 (2.21% of the class)
- Gerald W. Hakala: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 385,000; shared voting power 556,351; sole dispositive power 385,000; shared dispositive power 557,556; aggregate amount beneficially owned 942,556 (2.21% of the class)

## Item 1. Issuer
Name of issuer: JOHN WILEY & SONS, INC.
Address of issuer's principal executive offices: 111 River Street, Hoboken, NJ 07030

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by: Clarkston Capital Partners, LLC ("CCP"), Clarkston Companies, Inc. ("CC"), Jeffrey A. Hakala, Gerald W. Hakala
Address of principal business office or, if none, residence: 303 E. Third St., Suite 110, Rochester, MI 48307
Citizenship: CCP is a Michigan limited liability company. CC is a Michigan corporation. Jeffrey A. Hakala and Gerald W. Hakala (the "Individual Reporting Persons") are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
CCP is an investment adviser. Collectively, the securities reported in this Schedule 13G/A are held in the accounts of CCP's discretionary clients or in an account over which a control person of CCP has beneficial ownership. The majority member of CCP is CC. The sole owners of CC are Jeffrey A. Hakala and Gerald W. Hakala. Modell Capital LLC, a Michigan limited liability company, previously held a membership interest in CCP but ceased to be a member as of February 5, 2026.

The information required by Item (4) is set forth in Row 9 of cover page for each of the Reporting Persons and is incorporated herein by reference.

Based upon 42,562,549 shares of Class A common stock, par value $1.00, of John Wiley & Sons, Inc. (the "Issuer") outstanding as of February 28, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on March 6, 2026.
Percent of class: 2.21%
Sole power to vote or to direct the vote: 385,000
Shared power to vote or to direct the vote: 556,351
Sole power to dispose or to direct the disposition: 385,000
Shared power to dispose or to direct the disposition: 557,556

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported in this statement have been purchased by CCP on behalf of CCP's discretionary clients or by a control person of CCP in an account over which such control person has beneficial ownership. CCP's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities held in their accounts, subject to CCP's general authority to invest and reinvest the assets in each account under its management.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: With respect to CC and the Individual Reporting Persons, see Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Clarkston Capital Partners, LLC: /s/ Jeffrey A. Hakala, Chief Executive Officer (05/14/2026)
- Clarkston Companies, Inc.: /s/ Jeffrey A. Hakala, Chief Executive Officer and President (05/14/2026)
- Jeffrey A. Hakala: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala (05/14/2026)
- Gerald W. Hakala: /s/ Gerald W. Hakala, Gerald W. Hakala (05/14/2026)